Exhibit 99.1

TowerJazz Signs Definitive Agreements with Its Existing
Institutional Bondholders to Strengthen Its Balance Sheet

Reducing Net Debt Through June 2015 By Approximately $55 Million While
Extending June 2015 Maturities to December 2018

Newport Beach, California and Migdal Haemek, Israel – March 20, 2014 – TowerJazz, the global specialty foundry leader, today announced that it has signed definitive agreements with certain existing US and offshore institutional holders, pursuant to which Jazz Technologies, Inc. will issue new un-secured bonds due December 2018 (the “new bonds”) in exchange for approximately $45 million in aggregate principal amount of the approximately $94 million aggregate principal amount of 8% senior bonds due June 2015. The new bonds will be unsecured and are therefore structurally subordinated to the Wells Fargo credit line of up to $70 million due 2018, as are the currently outstanding bonds due June 2015.

In addition, certain of the participating bondholders have agreed to purchase approximately $10 million principal amount of the new bonds maturing 2018. These transactions will strengthen TowerJazz’s balance sheet by reducing net debt due through June 2015 by approximately $55 million, comprised of an increase of approximately $10 million in its cash balance and a reduction of the bonds due June 2015 from approximately $94 million to approximately $49 million.

The new bonds, which will mature December 31, 2018, carry an 8% coupon payable in cash in two semi-annual installments through maturity and may be converted into ordinary shares of Tower at $10.07 per share, reflecting a 20 percent premium over the average closing price for the Company’s ordinary shares for the five trading days ended one day prior to signing date of these agreements. The new Jazz bonds will not be guaranteed by Tower Semiconductor Ltd.

Oren Shirazi, TowerJazz chief financial officer said: "This exchange and new note purchase with certain of our US and offshore existing bondholders is another vote of confidence from the investment community for our company and our long-term strategy. The $70 million Wells Fargo credit line extension we signed a few months ago, together with this transaction, are instrumental in enabling TowerJazz to execute on its strategic growth plan and further improve our balance sheet and financial position."

Russell Ellwanger, chief executive officer, summarized: "This bonds restructuring, together with the recently announced India cabinet decision on the 300mm fab establishment, the pending Panasonic joint venture which is expected to close within a few weeks, and our previously announced Q4 2013 year-over-year 25% organic growth, demonstrates a company actively making progress on its core business, creative M&A/Joint Venture, financials and balance sheet. The end result is a stronger company serving a continually growing customer base producing model shareholder value."

The consummation of the transaction contemplated by the exchange and note purchase agreements is subject to certain routine regulatory consents and satisfaction of customary closing conditions. The new bonds will be issued at the closing of the exchange transaction, which is expected to occur by the end of this month.

The exchange and note purchase transactions have not been registered and will not be registered under the Securities Act of 1933, as amended, and the securities offered in the exchange may not be offered or sold in the United States absent registration or an applicable exemption from registration. These transactions are being entered into with the participating bondholders in reliance upon applicable exemptions from the registration requirements of the Securities Act of 1933, as amended. This press release is not an offer to exchange or a solicitation of an offer to exchange any securities.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its wholly owned U.S. subsidiary Jazz Semiconductor Inc. and its wholly owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, a global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also offers clients a world-class design enablement platform, providing a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities located in Israel, one in the United States and one in Japan. Additional information is available at www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	GK Investor Relations Kenny Green, (646) 201 9246 towerjazz@gkir.com